UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number: 001-31221

Total number of pages: 27

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Semi-Annual Report filed on November 30, 2006 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Securities and Exchange Law of Japan

On November 30, 2006, the registrant filed its Semi-Annual Report with the Director of the Kanto Local Finance Bureau of Japan and provided it to the Tokyo Stock Exchange. This Semi-Annual Report was filed pursuant to the Securities and Exchange Law of Japan and contains, among other things, semi-annual consolidated financial statements for the six months ended September 30, 2006 prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The material contents of the report, other than the semi-annual consolidated financial statements, have already been reported by the registrant in its press release dated October 27, 2006, a copy of which was submitted under cover of Form 6-K on October 30, 2006 by the registrant.

Attached is an English translation of the registrant’s semi-annual consolidated financial statements for the six months ended September 30, 2006 prepared in accordance with U.S. GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: November 30, 2006	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2006 and 2005 and MARCH 31, 2006

		Millions of yen
		(UNAUDITED) September 30,				March 31,
		2006		2005		2006
Classification	Note	Amount	%	Amount	%	Amount	%
ASSETS
I Current assets:
1 Cash and cash equivalents		¥246,457		¥693,503		¥840,724
2 Short-term investments	4, 6	152,005		300,010		51,237
3 Accounts receivable		813,781		602,272		609,837
4 Allowance for doubtful accounts		(14,151)		(15,453)		(14,740)
5 Inventories		206,329		156,352		229,523
6 Deferred tax assets		90,889		91,288		111,795
7 Prepaid expenses and other current assets		169,054		111,942		98,382

Total current assets		1,664,364	27.5	1,939,914	31.7	1,926,758	30.3

II Property, plant and equipment:
1 Wireless telecommunications equipment		4,983,479		4,556,618		4,743,136
2 Buildings and structures		758,298		705,347		736,660
3 Tools, furniture and fixtures		618,480		598,395		610,759
4 Land		198,546		196,827		197,896
5 Construction in progress		142,195		180,162		134,240

Sub-total		6,700,998		6,237,349		6,422,691
Accumulated depreciation and amortization		(3,815,423)		(3,495,061)		(3,645,237)

Total property, plant and equipment, net		2,885,575	47.7	2,742,288	44.8	2,777,454	43.6

III Non-current investments and other assets:
1 Investments in affiliates	3	177,832		146,541		174,121
2 Marketable securities and other investments	4	309,970		224,035		357,824
3 Intangible assets, net	5	537,115		534,289		546,304
4 Goodwill		140,912		140,348		141,094
5 Other assets	6	214,606		215,530		264,982
6 Deferred tax assets		119,893		177,325		176,720

Total non-current investments and other assets		1,500,328	24.8	1,438,068	23.5	1,661,045	26.1

Total assets		¥6,050,267	100.0	¥6,120,270	100.0	¥6,365,257	100.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
I Current liabilities:
1 Current portion of long-term debt	10	¥149,600		¥276,785		¥193,723
2 Short-term borrowings		104		—		152
3 Accounts payable, trade		567,741		559,318		808,136
4 Accrued payroll		39,027		38,221		41,799
5 Accrued interest		1,011		1,617		1,264
6 Accrued income taxes		121,476		151,783		168,587
7 Other current liabilities		134,812		153,359		154,638

Total current liabilities		1,013,771	16.8	1,181,083	19.3	1,368,299	21.5

II Long-term liabilities:
1 Long-term debt (exclusive of current portion)	10	504,813		655,008		598,530
2 Liability for employees’ retirement benefits		139,084		142,809		135,511
3 Other long-term liabilities		215,319		192,237		209,780

Total long-term liabilities		859,216	14.2	990,054	16.2	943,821	14.8

Total liabilities		1,872,987	31.0	2,171,137	35.5	2,312,120	36.3

III Minority interests in consolidated subsidiaries		1,153	0.0	949	0.0	1,120	0.0

IV Shareholders’ equity:	7
1 Common stock		949,680		949,680		949,680
2 Additional paid-in capital		1,311,013		1,311,013		1,311,013
3 Retained earnings		2,433,610		2,439,410		2,212,739
4 Accumulated other comprehensive income	4, 10	20,017		34,936		26,781
5 Treasury stock, at cost		(538,193)		(786,855)		(448,196)

Total shareholders’ equity		4,176,127	69.0	3,948,184	64.5	4,052,017	63.7

V Commitments and contingencies	9

Total liabilities and shareholders’ equity		¥6,050,267	100.0	¥6,120,270	100.0	¥6,365,257	100.0

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

SIX MONTHS ENDED SEPTEMBER 30, 2006 and 2005

and YEAR ENDED MARCH 31, 2006

		Millions of yen
		(UNAUDITED) Six months ended September 30,				Year ended March 31,
		2006		2005		2006
Classification	Note	Amount	%	Amount	%	Amount	%
I Operating revenues:
1 Wireless services		¥2,174,239		¥2,150,988		¥4,295,856
2 Equipment sales		209,134		222,467		470,016

Total operating revenues		2,383,373	100.0	2,373,455	100.0	4,765,872	100.0

II Operating expenses:
1 Cost of services (exclusive of items shown separately below)		354,567		345,259		746,099
2 Cost of equipment sold (exclusive of items shown separately below)		552,274		511,518		1,113,464
3 Depreciation and amortization	5	347,685		339,530		738,137
4 Selling, general and administrative		611,958		618,780		1,335,533

Total operating expenses		1,866,484	78.3	1,815,087	76.5	3,933,233	82.5

Operating income		516,889	21.7	558,368	23.5	832,639	17.5

III Other income (expense):
1 Interest expense	10	(2,807)		(4,338)		(8,420)
2 Interest income		644		3,399		4,659
3 Gain on sale of affiliate shares	3	—		61,962		61,962
4 Gain on sale of other investments	4	5		—		40,088
5 Other, net	10	5,536		13,699		21,375

Total other income (expense)		3,378	0.1	74,722	3.2	119,664	2.5

Income before income taxes, equity in net income (losses) of affiliates and minority interests in consolidated subsidiaries		520,267	21.8	633,090	26.7	952,303	20.0
Income taxes:
1 Current		130,605		169,341		293,707
2 Deferred		79,938		77,379		47,675

Total income taxes		210,543	8.8	246,720	10.4	341,382	7.2

Income before equity in net income (losses) of affiliates and minority interests in consolidated subsidiaries		309,724	13.0	386,370	16.3	610,921	12.8
Equity in net income (losses) of affiliates	3	131	0.0	(1,097)	(0.1)	(364)	(0.0)
Minority interests in consolidated subsidiaries		(35)	(0.0)	3	0.0	(76)	(0.0)

Net Income		¥309,820	13.0	¥385,276	16.2	¥610,481	12.8

Other comprehensive income (loss):
1 Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	4	(5,768)		(2,389)		7,662
2 Net revaluation of financial instruments, net of applicable taxes	10	10		153		121
3 Foreign currency translation adjustment, net of applicable taxes		(1,075)		(20,589)		(42,597)
4 Minimum pension liability adjustment, net of applicable taxes		69		152		3,986

Comprehensive income		¥303,056	12.7	¥362,603	15.3	¥579,653	12.2

Per share data:
Weighted average common shares outstanding – basic and diluted (shares)		44,224,198		45,932,905		45,250,031

Basic and diluted earnings per share (Yen)		¥7,005.67		¥8,387.80		¥13,491.28

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

SIX MONTHS ENDED SEPTEMBER 30, 2006 and 2005

and YEAR ENDED MARCH 31, 2006

		Millions of yen
		(UNAUDITED) Six months ended September 30,		Year ended March 31,
		2006	2005	2006
Classification	Note	Amount	Amount	Amount
I Common stock:
1 At beginning of period		¥949,680	¥949,680	¥949,680

At end of period		949,680	949,680	949,680

II Additional paid-in capital:
1 At beginning of period		1,311,013	1,311,013	1,311,013

At end of period		1,311,013	1,311,013	1,311,013

III Retained earnings:
1 At beginning of period		2,212,739	2,100,407	2,100,407
2 Cash dividends	7	(88,949)	(46,273)	(135,490)
3 Retirement of treasury stock		—	—	(362,659)
4 Net income		309,820	385,276	610,481

At end of period		2,433,610	2,439,410	2,212,739

IV Accumulated other comprehensive income:
1 At beginning of period		26,781	57,609	57,609
2 Unrealized holding gains (losses) on available-for-sale securities		(5,768)	(2,389)	7,662
3 Net revaluation of financial instruments		10	153	121
4 Foreign currency translation adjustment		(1,075)	(20,589)	(42,597)
5 Minimum pension liability adjustment		69	152	3,986

At end of period		20,017	34,936	26,781

V Treasury stock, at cost:
1 At beginning of period		(448,196)	(510,777)	(510,777)
2 Purchase of treasury stock	7	(89,997)	(276,078)	(300,078)
3 Retirement of treasury stock		—	—	362,659

At end of period		(538,193)	(786,855)	(448,196)

Total shareholders’ equity		¥4,176,127	¥3,948,184	¥4,052,017

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED SEPTEMBER 30, 2006 and 2005

and YEAR ENDED MARCH 31, 2006

		Millions of yen
		(UNAUDITED) Six months ended September 30,		Year ended March 31,
		2006	2005	2006
Classification	Note	Amount	Amount	Amount
I Cash flows from operating activities:
1 Net income		¥309,820	¥385,276	¥610,481
2 Adjustments to reconcile net income to net cash provided by operating activities–
(1) Depreciation and amortization		347,685	339,530	738,137
(2) Deferred taxes		79,922	77,722	49,101
(3) Loss on sale or disposal of property, plant and equipment		14,200	7,600	36,000
(4) Gain on sale of affiliate shares		—	(61,962)	(61,962)
(5) Gain on sale of other investments		(5)	—	(40,088)
(6) Expense associated with sale of other investments	4	—	—	14,062
(7) Equity in net (income) losses of affiliates		(390)	754	(1,289)
(8) Minority interests in consolidated subsidiaries		35	(3)	76
(9) Changes in assets and liabilities:
(Increase) decrease in accounts receivable		(203,944)	27,656	21,345
Decrease in allowance for doubtful accounts		(589)	(2,078)	(3,623)
Decrease (increase) in inventories		23,194	74	(73,094)
(Increase) decrease in prepaid expenses and other current assets		(70,384)	95,321	109,192
(Decrease) increase in accounts payable, trade		(191,336)	(135,733)	45,108
(Decrease) increase in accrued income taxes		(47,111)	94,340	111,141
(Decrease) increase in other current liabilities		(19,640)	16,530	17,641
Increase (decrease) in liability for employees’ retirement benefits		3,573	4,135	(3,378)
Increase in other long-term liabilities		6,792	8,469	24,725
Other, net		7,131	1,308	17,366

Net cash provided by operating activities		258,953	858,939	1,610,941

II Cash flows from investing activities:
1 Purchases of property, plant and equipment		(414,117)	(329,192)	(638,590)
2 Purchases of intangible and other assets		(97,847)	(91,224)	(195,277)
3 Purchases of non-current investments		(17,221)	(103,344)	(292,556)
4 Proceeds from sale of non-current investments		48	24,064	25,142
5 Purchases of short-term investments		(2,157)	(250,000)	(252,474)
6 Redemption of short-term investments		1,436	200,000	501,433
7 Collection of loan advances		—	228	229
8 Long-term bailment for consumption to a related party		—	(50,000)	(100,000)
9 Other, net		(195)	757	1,016

Net cash used in investing activities		(530,053)	(598,711)	(951,077)

III Cash flows from financing activities:
1 Repayment of long-term debt		(142,323)	(15,842)	(150,304)
2 Proceeds from short-term borrowings		8,228	19,500	27,002
3 Repayment of short-term borrowings		(8,276)	(19,500)	(27,010)
4 Principal payments under capital lease obligations		(1,882)	(2,340)	(4,740)
5 Payments to acquire treasury stock		(89,997)	(276,078)	(300,078)
6 Dividends paid		(88,949)	(46,273)	(135,490)
7 Other, net		(1)	(1)	(1)

Net cash used in financing activities		(323,200)	(340,534)	(590,621)

IV Effect of exchange rate changes on cash and cash equivalents		33	3,857	1,529

V Net (decrease) increase in cash and cash equivalents		(594,267)	(76,449)	70,772
VI Cash and cash equivalents at beginning of period		840,724	769,952	769,952

VII Cash and cash equivalents at end of period		¥246,457	¥693,503	¥840,724

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income taxes		¥910	¥93,103	¥93,103
Cash paid during the period for:
Interest		3,060	4,231	8,666
Income taxes		219,149	81,069	182,914
Non-cash investing and financing activities:
Assets acquired through capital lease obligations		1,952	2,223	5,038
Retirement of treasury stock		—	—	362,659

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

The accompanying semi-annual consolidated financial statements for the six months ended September 30, 2006 and 2005 of NTT DoCoMo, Inc. and its subsidiaries (the “Company” or “DoCoMo”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Since DoCoMo’s American Depositary Shares was listed on the New York Stock Exchange in March 2002, DoCoMo has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities Exchange Commission of the United States of America.

2.	Summary of significant accounting and reporting policies:

(1)	Adoption of new accounting standards

Inventory Pricing

Effective April 1, 2006, DoCoMo adopted Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs -an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4” issued by the Financial Accounting Standards Board (“FASB”). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB No. 43, Chapter 4 previously stated that such costs might be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS No. 151 did not have any impact on DoCoMo’s results of operations and financial position.

Exchanges of Non-monetary Assets

Effective April 1, 2006, DoCoMo adopted SFAS No. 153, “Exchanges of Non-monetary Assets -an amendment of Accounting Principles Board (“APB”) Opinion No. 29” issued by the FASB. The amendment eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The adoption of SFAS No. 153 did not have any impact on DoCoMo’s results of operations and financial position.

Accounting Changes and Error Corrections

Effective April 1, 2006, DoCoMo adopted SFAS No. 154, “Accounting Changes and Error Corrections -a replacement of APB Opinion No.20 and the FASB statement No.3” issued by the FASB. SFAS No. 154 replaces APB Opinion No. 20 (“APB No. 20”), “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. The adoption of SFAS No. 154 did not have any impact on DoCoMo’s results of operations and financial position. DoCoMo will continue to apply the requirements of SFAS No. 154 to any future accounting changes and error corrections.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	Significant accounting policies

Principles of consolidation —

The consolidated financial statements include the accounts of DoCoMo and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

DoCoMo adopts FASB revised Interpretation No. 46 (“FIN 46R”), “Consolidation of Variable Interest Entities -an Interpretation of ARB No. 51.” FIN 46R addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. At September 30, 2006 and 2005, and March 31, 2006, DoCoMo had no variable interest entities to be consolidated or disclosed.

Use of estimates —

The preparation of DoCoMo’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. DoCoMo has identified the following areas where it believes that estimates and assumptions are particularly critical to the financial statements. These are determination of useful lives of property, plant and equipment, internal use software and other intangible assets, impairment of long-lived assets, other than temporary impairment of investments, realization of deferred tax assets, pension liabilities and revenue recognition.

Cash and cash equivalents —

DoCoMo considers cash in banks and short-term highly liquid investments with original maturities of three months or less at the date of purchase to be cash and cash equivalents.

Short-term investments —

The highly liquid investments, which have original maturities of longer than three months at the date of purchase and remaining maturities of one year or less at the end of fiscal period, are considered to be short-term investments.

Allowance for doubtful accounts —

The allowance for doubtful accounts is principally computed based on the historical bad debt experience and the estimated uncollectible amount based on the analysis of certain individual accounts, including claims in bankruptcy.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories —

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories. DoCoMo evaluates its inventory for obsolescence on a periodic basis and records adjustments as required.

Property, plant and equipment —

Property, plant and equipment is stated at cost and includes interest cost incurred during construction, as discussed below in “Capitalized interest.” Property, plant and equipment under capital leases are stated at the present value of minimum lease payments. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets, with the exception of buildings, which are depreciated on a straight-line basis. Useful lives are determined at the time the asset is acquired and are based on expected use, experience with similar assets and anticipated technological or other changes. If technological or other changes occur more or less rapidly or in a different form than anticipated or the intended use changes, the useful lives assigned to these assets are adjusted, as appropriate. Property, plant and equipment held under capital lease and leasehold improvements is amortized using either the straight-line method or the declining-balance method, depending on the type of the asset, over shorter of the lease term or estimated useful life of the asset.

The estimated useful lives of major depreciable assets are as follows:

Major wireless telecommunications equipment	6 to 15 years
Steel towers and poles for antenna equipment	30 to 40 years
Reinforced concrete buildings	38 to 50 years
Tools, furniture and fixtures	4 to 15 years

Depreciation expense for the six months ended September 30, 2006 and 2005 and for the year ended March 31, 2006 was ¥253,143 million, ¥254,094 million and ¥554,129 million, respectively.

When depreciable telecommunications equipment is retired or abandoned in the normal course of business, the amount of such telecommunications equipment is deducted from the respective telecommunications equipment and accumulated depreciation accounts. Any remaining balance is charged to expense immediately. DoCoMo accounts for legal obligations associated with the retirement of tangible long-lived assets in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations.” DoCoMo’s asset retirement obligations subject to SFAS No. 143 primarily relate to its obligations to restore certain leased land and buildings used for DoCoMo’s wireless telecommunications equipment to their original states. DoCoMo estimates that the fair values of the liabilities for an asset retirement obligation and the aggregate amount of the fair values is immaterial.

Expenditures for replacements and betterments are capitalized, while expenditures for maintenance and repairs are expensed as incurred. Assets under construction are not depreciated until placed in service.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Capitalized interest —

DoCoMo capitalizes interest related to the construction of property, plant and equipment over the period of construction. DoCoMo also capitalizes interest associated with the development of internal-use software. DoCoMo amortizes such capitalized interest over the estimated useful lives of the related assets. There were no interests capitalized for the six months ended September 30, 2006 and 2005 and the year ended March 31, 2006.

Investments in affiliates —

The equity method of accounting is applied to investments in affiliates where DoCoMo owns an aggregate of 20% to 50% and/or is able to exercise significant influence. Under the equity method of accounting, DoCoMo records its share of earnings and losses of the affiliate and adjusts its investment amount. For investments of less than 20%, DoCoMo periodically reviews the facts and circumstances related thereto to determine whether or not it can exercise significant influence over the operating and financial policies of the affiliate and, therefore should apply the equity method of accounting to such investments. For investees accounted for under the equity method whose year ends are December 31, DoCoMo records its share of income or losses of such investees on a three month lag basis in its consolidated statements of income and comprehensive income.

DoCoMo evaluates the recoverability of the carrying value of its investments in affiliates, which includes investor level goodwill, when there are indicators that a decline in value below its carrying amount may be other than temporary. In performing its evaluations, DoCoMo utilizes various information, as available, including cash flow projections, independent valuations and, as applicable, quoted market values to determine recoverable amounts and the length of time an investment’s carrying value exceeds its estimated current recoverable amount. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

Marketable securities and other investments —

Marketable securities consist of debt and equity securities. DoCoMo accounts for such investments in debt and equity securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Management determines the appropriate classification of its investment securities at the time of purchase. DoCoMo periodically reviews the carrying amounts of its marketable securities for impairments that are other than temporary. If this evaluation indicates that a decline in value is other than temporary, the security is written down to its estimated fair value.

Equity securities held by DoCoMo, whose fair values are readily determinable, are classified as available-for-sale. Available-for-sale equity securities are carried at fair value with unrealized holding gains or losses, net of applicable taxes, included as a component of accumulated other comprehensive income in shareholders’ equity.

Debt securities held by DoCoMo, which DoCoMo has the positive intent and ability to hold to maturity, are classified as held-to-maturity, and the other debt securities that may be sold before maturity are classified as available-for-sale. Held-to-maturity debt securities are carried at amortized cost. Available-for-sale debt securities are carried at fair value with unrealized holding gains or losses, net of applicable taxes, included as a component of accumulated other comprehensive income in shareholders’ equity. Realized gains and losses are determined using the first-in, first-out cost method and are reflected in earnings. Held-to-maturity and available-for-sale debt securities, whose remaining maturities at the end of fiscal periods are one year or less, are recorded as short-term investments in the consolidated balance sheets.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DoCoMo did not hold any trading securities or held-to-maturity debt securities during the six months ended September 30, 2006 and 2005 and the year ended March 31, 2006.

Other investments include equity securities, whose fair values are not readily determinable, and equity securities for which sales are restricted by contractual requirements (“restricted stocks”). Equity securities, whose fair values are not readily determinable, and restricted stocks are carried at cost. Other than temporary declines in value are charged to earnings. Realized gains and losses are determined using the average cost method and are reflected currently in earnings.

Goodwill and other intangible assets —

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Other intangible assets primarily consist of software for telecommunications network, internal-use software, software acquired to be used in manufacture of handsets, customer related assets and rights to use certain telecommunications assets of wireline carriers.

DoCoMo accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Accordingly, DoCoMo does not amortize either goodwill, including embedded goodwill created through the acquisition of investments accounted for under the equity method, or intangible assets acquired in a purchase business combination and determined to have an indefinite useful life, but instead, (1) goodwill, excluding goodwill related to equity method investments, and (2) other intangible assets that have indefinite useful lives are tested for impairment at least annually. Intangible assets that have finite useful lives, consisting primarily of software for telecommunications network, internal-use software, software acquired to be used in manufacture of handsets, customer related assets and rights to use telecommunications facilities of wireline carriers are amortized on a straight-line basis over their useful lives.

Goodwill related to equity method investments is tested for other than temporary impairment in accordance with APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.”

DoCoMo capitalizes the cost of internal-use software which has a useful life in excess of one year in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent costs for additions, modifications or upgrades to internal-use software are capitalized only to the extent that the software is able to perform a task it previously did not perform. Software acquired to be used in the manufacture of handsets is capitalized if the technological feasibility of the handset to be ultimately marketed has been established at the time of purchase in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.” Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized software costs are amortized over a maximum period of 5 years.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Customer related assets principally consist of contractual customer relationships in the mobile phone business that were recorded in connection with the acquisition of minority interests of the regional subsidiaries in November 2002 through the process of identifying separable intangible assets apart from goodwill. The customer related assets are amortized over the expected term of customer relationships in mobile phone business, which is 6 years.

Amounts capitalized related to rights to use certain telecommunications assets of wireline carriers, primarily Nippon Telegraph and Telephone Corporation (“NTT”), are amortized over 20 years.

Impairment of long-lived assets —

DoCoMo’s long-lived assets other than goodwill, including property, plant and equipment, software and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of the asset with future undiscounted cash flows expected to be generated by the asset or asset group. If the asset (or asset group) is determined to be impaired, the loss recognized is the amount by which the carrying value of the asset (or asset group) exceeds its fair value as measured by discounted cash flows, salvage value or expected net proceeds, depending on the circumstances.

Information relating to goodwill is disclosed above in “Goodwill and other intangible assets.”

Hedging activities —

DoCoMo uses derivative financial instruments, including interest rate swap, foreign currency swap and foreign exchange forward contracts, and non-derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign exchange rates. DoCoMo does not hold or issue derivative financial instruments for trading purposes.

These financial instruments are effective in meeting the risk reduction objectives of DoCoMo by generating either transaction gains and losses which offset transaction gains and losses of the hedged items or cash flows which offset the cash flows related to the underlying position in respect of amount and timing.

DoCoMo accounts for derivative financial instruments and other hedging activities in accordance with SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138 and No. 149. All derivative instruments are recorded on the balance sheet at fair value. The recorded fair values of derivative instruments represent the amounts that DoCoMo would receive or pay to terminate the contracts at the end of each fiscal period.

For derivative financial instruments that qualify as fair value hedge instruments, the changes in fair value of the derivative instruments are recognized currently in earnings, which offset the changes in fair value of the related hedged assets or liabilities.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For derivative financial instruments that qualify as cash flow hedge instruments, the changes in fair value of the derivative instruments are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings.

For derivative financial instruments that do not qualify as hedging instruments, the changes in fair value of the derivative instruments are recognized currently in earnings.

DoCoMo discontinues hedge accounting when it is determined that the derivative or non-derivative instrument is no longer highly effective as a hedge or when DoCoMo decides to discontinue the hedging relationship.

Cash flows from derivative instruments are classified in the consolidated statements of cash flows under the same categories as the cash flows from the related assets, liabilities or anticipated transactions.

Employees’ retirement benefit plans —

Pension benefits earned during the period, as well as interest on projected benefit obligations are accrued currently. Prior service costs and credits resulting from changes in benefit plans are amortized over the average remaining service period of the employees expected to receive benefits.

Revenue recognition —

DoCoMo primarily generates its revenues from two sources—wireless services and equipment sales. These revenue sources are separate and distinct earnings processes. Wireless service is sold to the ultimate subscriber directly or through third-party retailers who act as agents, while equipments, including handsets, are sold principally to primary distributors.

DoCoMo sets its wireless services rates in accordance with the Japanese Telecommunications Business Law and government guidelines, which currently allow wireless telecommunications operators to set their own tariffs without government approval. Wireless service revenues primarily consist of base monthly service charges, airtime charges and fees for activation.

Base monthly service charges and airtime charges are recognized as revenues as service is provided to the subscribers. DoCoMo’s monthly billing plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 2003, the total amount of the base monthly charges was recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. In November 2003, DoCoMo introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. In addition, DoCoMo introduced an arrangement which enables the unused allowances offered in and after December 2004 that have been carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other lines in the “Family Discount” group, a discount billing arrangement for families with between two and ten DoCoMo subscriptions. Until the year ended March 31, 2006, DoCoMo had deferred revenues based on the portion of all unused allowances at the end of the period. The deferred revenues had been recognized as revenues as the subscribers make calls or utilize data connections, similar to the way airtime revenues are recognized, or as the allowance expires. As DoCoMo developed sufficient empirical evidence to reasonably estimate the portion of allowance that will be forfeited as unused, effective April 1, 2006, DoCoMo started to recognize the revenue attributable to such forfeited allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when the subscribers make calls or utilize data connections. The effect of this accounting change was not material for DoCoMo’s results of operations and financial position.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Certain commissions paid to purchasers (primarily agent resellers) are recognized as a reduction of revenue upon delivery of the equipment to the purchasers (primarily agent resellers) in accordance with Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”

Non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the estimated average period of the customer relationship for each service. The related direct costs are deferred only to the extent of the upfront fee amount and are amortized over the same period.

Selling, general and administrative expenses —

Selling, general and administrative expenses primarily include commissions paid to agents, expenses associated with DoCoMo’s customer loyalty programs, advertising costs, as well as other expenses such as payroll and related benefit costs of personnel not directly involved in the operations and maintenance process. Commissions paid to agents represent the largest portion of selling, general and administrative expenses.

Income taxes —

Income taxes are accounted for in accordance with SFAS No.109 “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per share —

Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. DoCoMo had no dilutive securities outstanding at September 30, 2006 and 2005 and March 31, 2006, and therefore there was no difference between basic and diluted earnings per share.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency translation —

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate period-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are included as a component of accumulated other comprehensive income.

Foreign currency receivables and payables of DoCoMo are translated at appropriate period-end current rates and the resulting translation gains or losses are included in earnings currently.

DoCoMo transacts limited business in foreign currencies. The effects of exchange rate fluctuations from the initial transaction date to the settlement date are recorded as exchange gain or loss, which are included in “Other, net” of other income (expense) in the accompanying statements of income and comprehensive income.

(3)	Reclassifications —

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the six months ended September 30, 2006.

3.	Investments in affiliates:

Hutchison 3G UK Holdings Limited —

On May 27, 2004, DoCoMo agreed to sell its entire shareholding in Hutchison 3G UK Holdings Limited (“H3G UK”) to Hutchison Whampoa Limited (“HWL”) for a total consideration of £120 million in a Sale and Purchase Agreement signed between DoCoMo and HWL. Under the terms of the agreement, DoCoMo was to receive payment in three installments, the final installment of which was expected to be made in December 2006, either in cash or in shares of Hutchison Telecommunications International Limited (“HTIL”), a subsidiary company of HWL. As a result of the agreement, DoCoMo waived certain of its minority shareholder’s rights, including voting rights and supervisory board representation. As DoCoMo no longer had the ability to exercise significant influence over H3G UK, DoCoMo ceased to account for its investment in H3G UK using the equity method. As of October 15, 2004, DoCoMo received 187,966,653 shares of HTIL (equivalent to £80 million) as the first installment payment by HWL, which was reported as marketable securities and other investments, with a corresponding amount recorded as other long-term liabilities until such time that the transfer of H3G UK shares was completed.

On May 9, 2005, DoCoMo received a notice from HWL that HWL intended to exercise its right to accelerate completion of the payment on June 23, 2005. Consequently, DoCoMo received £120 million in cash, and transferred the entire shareholding in HTIL to HWL. As a result of the transaction, DoCoMo recorded “Gain on sale of affiliate shares” of ¥61,962 million, including reclassification of foreign currency translation of ¥38,174 million, in the consolidated statement of income and comprehensive income for the six months ended September 30, 2005 and for the year ended March 31, 2006.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sumitomo Mitsui Card Co., Ltd. —

DoCoMo entered into an agreement with Sumitomo Mitsui Card Co., Ltd. (“Sumitomo Mitsui Card”), Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation that DoCoMo and these companies would jointly promote the new credit transaction services which use mobile phones compatible with “Osaifu-Keitai*” service and DoCoMo would form a capital alliance with Sumitomo Mitsui Card. Based on the agreement, on July 11, 2005, DoCoMo acquired 34% of Sumitomo Mitsui Card’s common shares for ¥98,000 million, including new shares issued by Sumitomo Mitsui Card. DoCoMo has accounted for its investment in Sumitomo Mitsui Card by the equity method since its acquisition date.

*	“Osaifu-Keitai” refers to mobile phones equipped with a contactless IC chip, as well as the useful function and services enabled by the IC chip. With this function, a mobile phone can be utilized as electronic wallet, a credit card, an electronic ticket, a membership card and an airline ticket, among other things.

DoCoMo believes that the estimated fair values of its investments in affiliates at September 30, 2006 equaled or exceeded the related carrying values.

4.	Marketable securities and other investments:

Marketable securities and other investments as of September 30, 2006 and 2005 and March 31, 2006 comprised the following:

	Millions of yen
	September 30,		March 31, 2006
	2006	2005
Marketable securities:
Available-for-sale	¥317,469	¥203,743	¥249,943
Other investments	92,541	20,292	157,866

Total	¥410,010	¥224,035	¥407,809

Debt securities, which were classified as “Short-term investments” of current assets because the maturities at the end of fiscal periods were one year or less, were included in the above table in addition to marketable securities recorded as a non-current item, “Marketable securities and other investments,” on the consolidated balance sheets.

Maturities of debt securities classified as available-for-sale as of September 30, 2006 and 2005 and March 31, 2006 were as follows:

	Millions of yen
	September 30,				March 31,
	2006		2005		2006
	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
Due within 1 year	¥100,040	¥100,040	¥—	¥—	¥49,985	¥49,985
Due after 1 year through 5 years	49,885	49,885	150,295	150,295	99,800	99,800
Due after 5 years through 10 years	—	—	—	—	—	—
Due after 10 years	—	—	—	—	—	—

Total	¥149,925	¥149,925	¥150,295	¥150,295	¥149,785	¥149,785

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Actual maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations.

The aggregate cost, gross unrealized holding gains and losses and fair value by type of marketable security as of September 30, 2006 and 2005 and March 31, 2006 were as follows:

	Millions of yen
	September 30, 2006
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥129,379	¥39,571	¥1,406	¥167,544
Debt securities	150,184	0	259	149,925

	Millions of yen
	September 30, 2005
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥21,764	¥32,287	¥603	¥53,448
Debt securities	150,398	—	103	150,295

	Millions of yen
	March 31, 2006
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥52,784	¥47,685	¥311	¥100,158
Debt securities	150,290	—	505	149,785

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments for the six months ended September 30, 2006 and 2005 and the year ended March 31, 2006 were as follows:

	Millions of yen
	Six months ended September 30		Year ended March 31,
	2006	2005	2006
Proceeds	¥53	¥275	¥14,902
Gross realized gains	12	227	40,454
Gross realized losses	(118)	—	—

On October 24, 2005, DoCoMo dissolved its capital alliance with KPN Mobile N.V. (“KPN Mobile”). The i-mode license agreement between DoCoMo and KPN Mobile will be maintained.

Under the agreement, DoCoMo transferred all of its 2.16% holding of KPN Mobile shares to Koninklijke KPN N.V. (“KPN”), the parent company of KPN Mobile. KPN agreed to cooperate with DoCoMo in the smooth operation of the global i-mode alliance, through the use of KPN’s i-mode-related patents and know-how, and has paid cash of €5 million to DoCoMo.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As a result of the agreement, DoCoMo recognized a gain on the transfer of these KPN Mobile shares of ¥40,030 million, which included the reclassification of related foreign currency translation gains of ¥25,635 million, in the consolidated statement of income and comprehensive income under the line item “Gain on sale of other investments” for the year ended March 31, 2006. DoCoMo also recognized a non-cash charge of ¥14,062 million in the consolidated statement of income under the line item “Selling, general and administrative” and in the consolidated statement of cash flows under the line item “Expense associated with sale of other investments” at that time for the excess of the then fair value of KPN Mobile shares transferred over the actual cash received, which DoCoMo regarded as the consideration for the benefits from the arrangement, for the year ended March 31, 2006.

Other investments include long-term investments in various privately held companies and restricted stocks.

For long-term investments in various privately held companies for which there are no quoted market prices, the reasonable estimate of fair value could not be made without incurring excessive costs, and DoCoMo believes that it is not practicable to estimate the reasonable fair value. Accordingly, these investments are carried at cost.

DoCoMo holds equity securities for which sales are restricted by contractual requirements with third parties. As of September 30, 2006, the restricted stocks held by DoCoMo included shares of KT Freetel Co., Ltd., a Korean wireless telecommunications service provider, and Philippine Long Distance Telephone Company, a telecommunication service provider in Philippines. The aggregate carrying amount of the equity securities for which sales are restricted for a remaining period of longer than a year, which were recorded as cost method investments, was ¥69,495 million as of September 30, 2006 and ¥136,147 as of March 31, 2006, respectively. DoCoMo believes that it was not practicable to estimate reasonable fair values for these restricted stocks, which have quoted market prices, given the restriction of sales for a period of longer than a year by contractual obligations. The aggregate market price of the equity securities for which sales are restricted for a remaining period of longer than a year was ¥85,102 million as of September 30, 2006 and ¥144,987 as of March 31, 2006, respectively. The equity securities for which sales are restricted for a remaining period of a year or less were recorded as available-for-sale securities.

The aggregate carrying amount of DoCoMo’s cost method investments included in other investments totaled ¥92,516 million, ¥16,512 million and ¥157,843 million as of September 30, 2006 and 2005, and March 31, 2006, respectively.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Intangible assets (excluding Goodwill):

The following tables display the intangible assets, all of which are subject to amortization, as of September 30, 2006 and 2005 and March 31, 2006.

	Millions of yen
	September 30, 2006
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	¥568,236	¥353,838	¥214,398
Internal-use software	779,741	542,298	237,443
Software acquired to be used in the manufacture of handsets	69,386	16,882	52,504
Customer related assets	50,949	33,258	17,691
Rights to use telecommunications facilities of wireline carriers	15,837	8,290	7,547
Other	9,748	2,216	7,532

	¥1,493,897	¥956,782	¥537,115

	Millions of yen
	September 30, 2005
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	¥486,364	¥287,693	¥198,671
Internal-use software	704,041	451,147	252,894
Software acquired to be used in the manufacture of handsets	47,251	4,551	42,700
Customer related assets	50,949	24,767	26,182
Rights to use telecommunications facilities of wireline carriers	12,836	6,229	6,607
Other	9,202	1,967	7,235

	¥1,310,643	¥776,354	¥534,289

	Millions of yen
	March 31, 2006
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	¥523,097	¥319,299	¥203,798
Internal-use software	743,449	493,270	250,179
Software acquired to be used in the manufacture of handsets	67,233	10,685	56,548
Customer related assets	50,949	29,013	21,936
Rights to use telecommunications facilities of wireline carriers	14,301	7,186	7,115
Other	8,701	1,973	6,728

	¥1,407,730	¥861,426	¥546,304

Amortization of intangible assets for the six months ended September 30, 2006 and 2005 and the year ended March 31, 2006 was ¥94,542 million, ¥85,436 million and ¥184,008 million, respectively.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	Other assets:

Other assets as of September 30, 2006 and 2005 and March 31, 2006 are summarized as follows:

	Millions of yen
	September 30,		March 31, 2006
	2006	2005
Deposits	¥67,718	¥68,382	¥69,924
Deferred customer activation costs	76,054	76,781	75,987
Long-term bailment for consumption to a related party	50,000	50,000	100,000
Other	20,834	20,367	19,071

	¥214,606	¥215,530	¥264,982

DoCoMo entered into contracts of bailment of cash for consumption with NTT FINANCE CORPORATION (“NTT FINANCE”, formerly NTT Leasing Co., Ltd.), a related party of DoCoMo, for cash management purposes. As of September 30, 2006, NTT and its subsidiaries owned all voting interests in NTT FINANCE and DoCoMo owned 4.2% voting interests. The balance of bailment was ¥50,000 million and ¥120,000 million as of September 30, 2005 and March 31, 2006, respectively. The contracts had remaining terms to maturity ranging from 1 month to 2 years and 3 months as of March 31, 2006. The assets related to the contracts were recorded as “Cash and cash equivalents” of ¥20,000 million and “Other assets” of ¥100,000 million on the consolidated balance sheet as of March 31, 2006. The balance of bailment amounted to ¥100,000 million as of September 30, 2006. The contracts had remaining terms to maturity ranging from 9 months to 1 year and 9 months at September 30, 2006. The assets related to the contracts were recorded as “Short-term investments” of ¥50,000 million and “Other assets” of ¥50,000 million on the consolidated balance sheet as of September 30, 2006.

7.	Shareholders’ equity:

Outstanding shares and Treasury stock —

The changes in the number of outstanding shares and treasury stock for the six months ended September 30, 2006, are summarized as follows, where fractional shares are rounded off:

DoCoMo had no outstanding shares other than its common stock as of September 30, 2006.

	Share
	The number of outstanding shares	The number of treasury stock
March 31, 2006	46,810,000	2,335,773
Aggregate number of shares repurchased	—	517,483
Aggregate number of fractional shares repurchased	—	2

September 30, 2006	46,810,000	2,853,258

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In May and June 2006, DoCoMo repurchased 283,312 shares of its common stock for ¥49,998 million in the stock market. This repurchase was based on a stock repurchase plan, which was approved in the shareholders’ meeting held on June 21, 2005, under which DoCoMo could repurchase up to 2,200,000 shares at an aggregate amount not to exceed ¥400,000 million in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

On June 20, 2006, the shareholders’ meeting approved a stock repurchase plan under which DoCoMo may repurchase up to 1,400,000 shares at an aggregate amount not to exceed ¥250,000 million in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment. Based on this approval, DoCoMo repurchased 234,171 shares of its common stock for ¥39,999 million in the stock market in August 2006.

Also, DoCoMo regularly repurchases its fractional shares.

In November 2006, DoCoMo repurchased total 193,851 shares of its common stock for ¥35,026 million in the stock market.

Dividends —

(1)	Cash dividends paid

Resolution	Class of shares	Total cash dividends paid (millions of yen)	Cash dividends per share (yen)	Date of record	Date of payment
The shareholders’ meeting on June 20, 2006	Shares of common stock of the Company	88,949	2,000	March 31, 2006	June 20, 2006

(2)	Cash dividends declared

Resolution	Class of shares	Source of dividends	Total cash dividends declared (millions of yen)	Cash dividends per share (yen)	Date of record	Date of payment
The Board of Directors’ meeting on October 27, 2006	Shares of common stock of the Company	Retained earnings	87,913	2,000	September 30, 2006	November 22, 2006

Shareholders’ equity per share —

Shareholders’ equity per share as of September 30, 2006 and 2005 and March 31, 2006 was ¥95,005.38, ¥88,507.23 and ¥91,109.33, respectively.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Segment reporting:

From a resource allocation perspective, DoCoMo views itself as having three primary business segments. The mobile phone business segment includes cellular (FOMA) services, cellular (mova) services, packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. The PHS business segment includes PHS services and the related equipment sales for such service. As of April 30, 2005, DoCoMo ceased accepting new subscriptions for PHS services. DoCoMo intends to terminate PHS services during the three months ending December 31, 2007. The miscellaneous business segment includes Credit business, wireless LAN services, Quickcast (paging) services and other miscellaneous services, which in the aggregate are not significant in amount.

DoCoMo identified its reportable segments based on the nature of services included, as well as the characteristics of the telecommunications networks used to provide those services. DoCoMo’s chief operating decision maker monitors and evaluates the performance of its segments based on the information that follows as derived from DoCoMo’s management reports.

Segment information is prepared in accordance with U.S. GAAP.

	Millions of yen
Six months ended September 30, 2006	Mobile phone business	PHS business	Miscellaneous businesses	Consolidated
Operating revenues	¥2,349,677	¥13,221	¥20,475	¥2,383,373
Operating expenses	1,822,494	17,253	26,737	1,866,484

Operating income (loss)	¥527,183	¥(4,032)	¥(6,262)	¥516,889

	Millions of yen
Six months ended September 30, 2005	Mobile phone business	PHS business	Miscellaneous businesses	Consolidated
Operating revenues	¥2,332,680	¥23,745	¥17,030	¥2,373,455
Operating expenses	1,773,533	24,776	16,778	1,815,087

Operating income (loss)	¥559,147	¥(1,031)	¥252	¥558,368

	Millions of yen
Year ended March 31, 2006	Mobile phone business	PHS business	Miscellaneous businesses	Consolidated
Operating revenues	¥4,683,002	¥41,741	¥41,129	¥4,765,872
Operating expenses	3,838,567	51,210	43,456	3,933,233

Operating income (loss)	¥844,435	¥(9,469)	¥(2,327)	¥832,639

DoCoMo does not disclose geographical segments, since operating revenues generated outside Japan are immaterial.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Commitments and contingencies:

Leases —

The minimum rental payments required under operating leases that have noncancellable lease terms at September 30, 2006 were as follows:

Millions of yen
September 30, 2006
Due within one year	¥2,080
Due after one year	22,510

Total minimum lease payments	¥24,590

Litigation —

As of September 30, 2006, DoCoMo had no litigation or claims outstanding, pending or threatened against, which in the opinion of management would have a material adverse effect on the results of operations or the financial position.

Guarantees —

DoCoMo adopts FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.”

DoCoMo enters into contracts in the normal course of business that provide guarantees for transactional counterparties. These counterparties include our subscribers, related parties and other business partners. While most of the guarantees provided for our subscribers relate to the product defects of cellular phone handsets sold by DoCoMo, DoCoMo is also provided with similar guarantees by the handset vendors. Though guarantees or indemnifications provided in other transactions are unique in each contract, in almost all the contracts, the likelihood of the performance of these guarantees or indemnifications is considered remote and the amount of payments DoCoMo could be required of is not specified. Historically, DoCoMo has not been required to make significant payments under such guarantee or indemnification contracts. DoCoMo believes that the estimated fair value of the obligations related to these contracts is not significant in amount. Accordingly, no liabilities were recognized for these obligations as of September 30, 2006.

10.	Financial instruments:

Risk management —

The fair values for DoCoMo’s assets and liabilities and DoCoMo’s cash flows may be negatively impacted by fluctuations in interest rates and foreign exchange rates. To manage these risks, DoCoMo uses derivative financial instruments such as interest rate swap, currency swap and foreign exchange forward contracts, and also uses non-derivative financial instruments. The financial instruments are executed with creditworthy financial institutions, and DoCoMo management believes that there is little risk of default by these counterparties. DoCoMo has set and complied with its internal regulations that establish conditions to enter into derivative contracts, and procedures of approving and monitoring such contracts.

DoCoMo uses interest rate swap transactions, under which DoCoMo receives fixed rate interest payments and pays floating rate interest payments, to hedge changes in fair value of certain debt as a part of its asset-liability management (ALM).

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February 2005, DoCoMo entered into a currency swap contract to hedge currency exchange risk associated with the principal and interest payments of $100 million unsecured corporate bonds. The currency swap is designated as a cash flow hedging instrument. As all the essential terms of the currency swap and the hedged item are identical, there is no ineffective portion to the hedge. The gain or loss from the fluctuation in the fair value of the swap transaction is recorded as accumulated other comprehensive income. The amount recorded as accumulated other comprehensive income will be reclassified as the gain or loss when the offsetting gain or loss derived from the hedged item is recorded in the accompanying consolidated statements of income and comprehensive income. For the six months ended September 30, 2005, ¥834 million of loss from currency translation and ¥204 million of interest expense in the consolidated statements of income and comprehensive income were reclassified, and ¥60 million of loss, net of applicable taxes, was recorded as net revaluation of financial instruments included in accumulated other comprehensive income in the consolidated balance sheet as of September 30, 2005. For the year ended March 31, 2006, ¥1,262 million of loss from currency translation and ¥28 million of interest expense in the consolidated statement of income and comprehensive income were reclassified, and ¥92 million of loss, net of applicable taxes, was recorded as net revaluation of financial instruments included in accumulated other comprehensive income in the consolidated balance sheet as of March 31, 2006. For the six months ended September 30, 2006, ¥1,305 million of loss from currency translation and ¥241 million of interest expense in the consolidated statement of income and comprehensive income were reclassified, and ¥82 million of loss, net of applicable taxes, was recorded as net revaluation of financial instruments included in accumulated other comprehensive income in the consolidated balance sheet as of September 30, 2006.

Fair value of financial instruments —

All cash and temporary investments, current receivables, current payables, and certain other short-term financial instruments are short-term in nature, and therefore their carrying amount approximates its fair value. Information relating to investments in affiliates and marketable securities and other investments are disclosed in Notes 3 and 4, respectively.

Long-term debt, including current portion —

The fair value of long-term debt, including current portion, is estimated based on the discounted amounts of future cash flows using DoCoMo’s current incremental borrowings rates for similar liabilities.

The carrying amounts and the estimated fair values of long-term debt, including current portion as of September 30, 2006 and 2005 and March 31, 2006 were as follows:

Millions of yen
September 30,				March 31,
2006		2005		2006
Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
¥654,413	¥658,760	¥931,793	¥942,659	¥792,253	¥799,911

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency swap agreement —

The table below shows the contract amounts and fair values of the derivative financial instrument as of September 30, 2006 and 2005, and March 31, 2006:

Millions of yen
September 30,				March 31,
2006		2005		2006
Contract amounts	Fair value	Contract amounts	Fair value	Contract amounts	Fair value
¥10,485	¥1,407	¥10,485	¥936	¥10,485	¥1,134

The foreign currency swap agreement had a remaining term to maturity of 1 year and 6 months as of September 30, 2006.

The fair values of a foreign currency swap were obtained from a counterparty financial institution and represent the amounts that DoCoMo could have settled with the counterparty to terminate the swap outstanding at the respective dates.

Interest rate swap agreements —

The tables below show the contract amounts and fair value of interest rate swap agreements at September 30, 2006 and 2005 and March 31, 2006:

			Millions of yen
Term	Weighted average rate		September 30, 2006
	Receive fixed	Pay floating	Contract amounts	Fair value
2003-2011	1.5%	0.7%	¥235,800	¥1,023

			Millions of yen
Term	Weighted average rate		September 30, 2005
	Receive floating	Pay fixed	Contract amounts	Fair value
1995-2005	0.4%	3.6%	¥1,000	¥(15)

	Receive fixed	Pay floating	Contract amounts	Fair value
2003-2011	1.5%	0.2%	¥120,000	¥2,089

			Millions of yen
Term	Weighted average rate		March 31, 2006
	Receive fixed	Pay floating	Contract amounts	Fair value
2003-2011	1.5%	0.3%	¥235,800	¥(3,417)

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The interest rate swap agreements had remaining terms to maturity ranging from 4 years and 6 months to 5 years and 3 months as of September 30, 2006.

The fair values of interest rate swaps were obtained from counterparty financial institutions and represent the amounts that DoCoMo could have settled with the counterparties to terminate the swaps outstanding at the respective dates.

Foreign exchange forward contracts —

DoCoMo had no foreign currency forward contracts at September 30, 2005 and March 31, 2006. The contract amount and the fair value of foreign currency forward contracts at September 30, 2006 was ¥837 million and ¥11 million, respectively.

The fair value of foreign currency forward contracts was obtained from counterparty financial institutions and represents the amounts that DoCoMo could have settled with the counterparties to terminate the contracts outstanding as of September 30, 2006.

Concentrations of risk —

As of September 30, 2006, DoCoMo did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact its operations.

11.	Subsequent event:

There were no significant subsequent events other than those described in the other footnotes of this consolidated financial statements.